argenx

Welcome & Opening Remarks

Beth DelGiacco /// Vice President, Corporate Communications & Investor Relations

argenx

Forward Looking Statements

This presentation has been prepared by argenx se ("argenx" or the "company") for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company's own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx's internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research.

Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "advance," "broaden," "build," "develop," "expand," "grow," "predict," "potential," "reach," "start," "seek," "vision," and "will," and include statements argenx makes regarding the potential of its new pipeline candidates, including ARGX-213 and ARGX-121; future phases of ongoing product candidate development; the anticipated timing of argenx's clinical trials, including the anticipated timing of the end of the Phase 2 ARDA clinical trial and the initiation of the Phase 3 clinical trial for empasiprubart in MMN, the anticipated timing of the Phase 2 EMPACIFIC clinical trial, the anticipated timing of the analysis for the Phase 2 ALKIVIA clinical trial, the anticipated timing of the initiation of the Phase 3 clinical trial for efgartigimod in SjD, the anticipated timing of the initiation of the Phase 1b and Phase 2a clinical trials for ARGX-119 in CMS and ALS, respectively, the anticipated timing of the initiation of the Phase 1 clinical trial for ARGX-213, and the anticipated timing of the initiation of the Phase 1 clinical trial for ARGX-121; the timing and outcome of regulatory filings and regulatory approvals, including the anticipated timing of the clinical trial applications for ARGX-121 and ARGX-213; the number of patients that its products will reach in 2030; the size and growth of the market for its products, including the growing MG opportunity, the in-market opportunity when evaluating ocular and seronegative MG, and the MMN, SjD and TED opportunities; its future position as a market leader among branded biologics; its thought leadership in the scientific community; its trajectory to be a leading autoimmune franchise; the outcome and findings of its various studies, including the findings of the iMMersioN clinical trial; its goals and visions for its future advancement, including its vision for 2025 and 2030; its capabilities to scale; and the number of its products and the number of indications those products will have. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx's actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business; disruptions caused on our reliance of third parties suppliers, service provides and manufacturing; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx's U.S. Securities and Exchange Commission (the "SEC") filings and reports, including in argenx's most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law.

This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners.

Agenda

Welcome and Opening Remarks	········	Beth DelGiacco
argenx Vision 2030	········	Tim Van Hauwermeiren
Immunology Innovation	········	Peter Ulrichts, Karen Silence
Clinical Development	········	Luc Truyen
Myositis	········	Leentje De Ceuninck
Sjögren's Disease	········	Julie Jacobs
Sjögren's Disease KOL Panel	········	Julie Jacobs, Prof. Simon Bowman (Moderated by Luc Truyen)
Q&A Session 1	········	argenx Management Team
	BREAK	
Phase 2 ARDA Study (MMN)	········	Inge Van de Walle, Jeff Guptill
MMN KOL Panel	········	Dr. Patrick Kwon, Jeff Guptill (Moderated by Luc Truyen)
Sustainable Commercial Engine	········	Karen Massey
Q&A Session 2	········	argenx Management Team

argenx

argenx Leadership Here Today



Tim Van Hauwermeiren
Chief Executive Officer



Karen Silence Ph.D.
Head Preclinical Product Development



Beth DelGiacco
Vice President, Corporate Communications Investor Relations



Luc Truyen M.D., Ph.D.
Chief Medical Officer



Peter Ulrichts Ph.D.
Chief Scientific Officer



Karen Massey
Chief Operating Officer



Leentje DeCeuninck Ph.D.
Senior Clinical Scientist



Jeff Guptill, M.D.
Neuromuscular Franchise Lead, Clinical Development



Julie Jacobs Ph.D.
Principal Scientist



Inge Van de Walle Ph.D.
Research Fellow

argenx

Thought Leaders Here Today



Simon Bowman, Ph.D., M.B.B.S., F.R.C.P.
Institute of Inflammation and Ageing,
University of Birmingham



Patrick Kwon, M.D.
Clinical Associate Professor, Neurology,
New York University Grossman School of Medicine

argenx

Key Themes For Today

- Our innovation model
- Leadership in FcRn
- Expansion of our immunology pipeline
- Setting a new standard in MG and CIDP
- Next wave of efgartigimod indications
- Building weight behind empasiprubart
- Vision 2030 - path to 50,000 patients

argenx

Vision 2030

Tim Van Hauwermeiren /// Chief Executive Officer

argenx

Vision 2030

5 New Molecules in Phase 3

10 Labeled Indications

50K Patients on Treatment

COMMITMENT TO OUR TRANSFORMATION MISSION

Continuous Pipeline of Innovation

Leadership in FcRn

Disciplined Scaling

argenx

Est. 2008

argenx

Entrepreneurial spirit – calculated risk based on data

Immunology innovation through model of **co-creation**

Execution excellence

Our Understanding of Human Immunology is Growing Exponentially



Our Innovation Playbook



Novel Disease Biology Insights
Foundational Immune Targets
Best-in-Field Antibody Engineering
First-in-Class Antibodies
Pipeline-in-a-Product Development
Differentiated Patient Outcomes

Co-Creation is Our Innovation Formula



WORLD CLASS ANTIBODY ENGINEERING CAPABILITY
V-REGION CAPABILITIES
SIMPLE Antibody™ Platform
Half-life extension
Fc-effector dead
Enhanced cell killing
Sweeping



argenx
Collaborators



DISEASE BIOLOGY INSIGHTS

Our Innovation Model Has A Strong Track Record

IL6	CD70	CMET	IL22R
FcRn	GARP	ApoC3	C2
Galectin-10	MuSK	IgA	'ARGX-220'

8/12 demonstrated human POC

9 first-in-class targets

5 partnered

Broad applicability **across 35+ indications**

argenx

Innovation Through Co-Creation Exists Across argenx

DISCOVERY

iip
LUMC
NYU
THE UNIVERSITY of EDINBURGH
UMC Utrecht
Inserm
de Duve Institute
AARHUS UNIVERSITY
UHASSELT
Amsterdam UMC
Massachusetts General Hospital
UT Southwestern Medical Center
Sanquin

DEVELOPMENT

elektrofi
IQVIA
zai Lab
adapt myasthenia gravis study
arda
Halozyme
adapt myasthenia gravis study
adhere
alkivia

COMMERCIAL

MG United by argenx
SHINING THROUGH CIDP
A MYSTERY TO ME
VYVGART Hytrulo
My VYVGART Path

Successful Execution Of Our Vision 2025

- Growing autoimmune market
- Efgartigimod available globally
- Vibrant franchises
- Efgartigimod in development in 15 indications
- ARGX-117 in late-stage trials
- Proof-of-concept in ARGX-119
- New asset each year from IIP



Committed to our Patients and their Communities
Enviable Immunology Pipeline
Rooted in Science through our IIP

VYVGART is a Global Blockbuster

VYVGART generated >$1B in second year of launch

Approved in 3 indications globally

Leading market share among MG branded biologics

On launch trajectory to leading autoimmune franchise



1000
950
900
850
800
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
L+0
L+1
L+2
L+3
L+4
L+5
L+6
L+7
L+8
L+9
L+10
L+11
L+12
DUPIXENT
(dupilumab) injection
VYVGART
HUMIRA
adalimumab
Enbrel
etanercept
Rituxan
Rituximab

argenx

Robust Pipeline of Multi-Indication Assets

Efgartigimod in 15 indications

Empasiprubart in
4 indications

ARGX-119 in CMS and ALS

4 new INDs by end of 2025



Program
Indication
Preclinical
Phase 1
Proof of Concept
Registrational
Commercial
VYVGART
VYVGART Hytrulo
Generalized Myasthenia Gravis (gMG)
Immune Thrombocytopenia (ITP)
Chronic Inflammatory Demyelinating Polyneuropathy (CIDP)
Efgartigimod
Seronegative gMG
Ocular Myasthenia Gravis (oMG)
Thyroid Eye Disease
Bullous Pemphigoid
Myositis (IMNM, ASyS, DM)
Sjogren's Syndrome
Membranous Nephropathy
Lupus Nephropathy
Systemic Sclerosis
Antibody Mediated Rejection
Empasiprubart
Multifocal Motor Neuropathy
Delayed Graft Function After Kidney Transplant
Dermatomyositis
CIDP
ARGX-119
Congenital Myasthenic Syndrome
Amyotrophic Lateral Sclerosis
NOT DISCLOSED
ARGX-109, ARGX-121
ARGX-213, ARGX-220
NOT DISCLOSED

Reaching Patients Globally with VYVGART Franchise

>10,000 patients on treatment[1]

VYVGART and VYVGART Hytrulo[2] approved across 3 continents within one calendar year



Reaching Patients Across the Globe
VYVGART
VYVGART Hytrulo

1. Patients on treatment globally as of 1Q 2024
2. VYVGART Hytrulo is marketed as VYVGART-SC in Europe and VYVDURA® in Japan

Staying True to our Scientific Roots

From IIP to marketplace, science is our common language

Robust patent portfolio

Advanced our scientific expertise with peer reviewed publications in top medical journals

nature International weekly journal of science

THE LANCET Neurology

Neurology

frontiers in Immunology

argenx

Creating Superior Shareholder Value on our Path to Self-Sustainability

Rapid transition to sustainable company

Disciplined scaling

argenx


Total Shareholder Return since IPO in 2014
$B
27.4
5.6
Remaining Cash
3.1
Gross proceeds from equity raises
Market cap
argenx TSR
~5,000%

Vision 2030

5 New Molecules in Phase 3

10 Labeled Indications

50K Patients on Treatment

COMMITMENT TO OUR TRANSFORMATION MISSION

- Continuous Pipeline of Innovation
- Leadership in FcRn
- Disciplined Scaling

argenx


Our Horizons
ARGX-213
(Anti-FcRn)
ARGX-109
(Anti-IL-6)
New Molecule
ARGX-121
(Anti-IgA)
New Molecule
ARGX-220
New Molecule
ARGX-XXX
iip
immunology
innovation
program
EARLY PIPELINE
LATE PIPELINE
5
Additional
Molecules
in Phase 3

10 Labeled Indications

In-Market Expansion

- gMG ✓
- Sn MG
- ITP ✓
- Ocular MG
- CIDP ✓

Next Wave of Potential Launches

- TED
- DM (empa)
- CMS (119)
- SjD
- MMN (empa)
- BP
- Myositis [3]
- CIDP (empa)

✓ Currently approved indications • VYVGART • Empasiprubart • ARGX-119

argenx



Innovation has no meaning unless it reaches patients and provides real benefit

argenx


Our Horizons
New Molecule
New Molecule
New Molecule
ARGX-213
(Anti-FcRn)
ARGX-109
(Anti-IL-6)
ARGX-121
(Anti-IgA)
ARGX-220
ARGX-XXX
CMS
Product Presentations
ARGX-119
(MuSK Agonist)
ALS
New Indications
MMN
Product Presentations
DGF
Empasiprubart
(Anti-C2)
New Indications
DM
CIDP
New Indications
gMG
ITP
Autoinjector
CIDP
PFS
snMG
VYVGART®
(efgartigimod alfa-fcab)
VYVGART® Hytrulo
SSc
oMG
AMR
Sjögren's
MN
TED
LN
BP
IMM
immunology innovation program
EARLY PIPELINE
LATE PIPELINE
COMMERCIAL

argenx

Blueprint for Innovation
Next Wave of First-in-Class Immunology Targets

Peter Ulrichts /// Chief Scientific Officer

argenx

ARGX-113

Efgartigimod

ARGX-117

Empasiprubart

ARGX-119

ARGX-117

Unraveling Central Role of C2 in Complement Cascade

Novel Disease Biology Insights

Best-in-Field Antibody Engineering

Pipeline-in-a-Product Development


Novel Disease Biology Insights
Unique Positioning of C2
MMN Disease Biology
Foundational Immune Targets
C2
Best-in-Field Antibody Engineering
Potent C2 Sweeping
Long Half-Life
First-in-Class Antibodies
Empasiprubart
Pipeline-in-a-Product Development
MMN, DGF, DM, CIDP
Differentiated Patient Outcomes
POC ARDA Data

Unique complement toolkit

- C2-KO and human C2-transgenic mice
- >30 complement assays in house across different species
- Various species cross-reactive anti-C2 mAbs for translational models

EMPASIPRUBART

INNOVATION ECOSYSTEM

Extensive network of experts

University of Glasgow
Cedars Sinai
UMC Utrecht
Aarhus University
KU Leuven
Leids Universitair Medisch Centrum
University of Oxford
University of Leicester
VIB

Advancing science

JACI The Journal of Allergy and Clinical Immunology
Brain Communications
American Academy of Neurology

argenx

Empasiprubart in Action

C2 is Uniquely Positioned in Complement Cascade



Empasiprubart
(Auto) antibodies
Microorganisms
Classical
Lectin
Alternative
IgG
IgM
Mannose sugar
Foreign surface
C1qrs
MBL
C3
C4
C2
MASPs
CFB
CFD
C3 and C5 convertases
Macrophage clearance
MAC
Inflammation
Membrane damage

argenx

Empasiprubart Demonstrates Long Half-life and Sustained Pharmacodynamic effect

Sustained reduction in free C2 levels by 95% for > 100 days as of 30 mg/kg dose



Free C2 levels
Complement C2, Free (mg/L)
100
10
1
0.1
0.01
0 1 2 3 4 5 7 9 13 17 21 29 37
Time after first infusion (weeks)
95%
reduction
99%
reduction
Placebo
Empasibrubart 10 mg/kg
Empasibrubart 30 mg/kg
Empasiprubart 60 mg/kg

Single Dose First in Human Data

Immunology Innovation Program: Model of Co-Creation


Novel Disease Biology Insights
Foundational Immune Targets
Best-in-Field Antibody Engineering
First-in-Class Antibodies
Pipeline-in-a-Product Development
Differentiated Patient Outcomes

Immunology Innovation Program: Model of Co-Creation

ARGX-113
Efgartigimod

ARGX-117
Empasiprubart

ARGX-119

ARGX-119

Strengthening the Neuromuscular Junction through MuSK Activation


Novel Disease
Biology Insights
Best-in-Field
Antibody
Engineering
Pipeline-in-
a-Product
Development



Novel Disease Biology Insights
Pioneering MuSK Biology
Foundational Immune Targets
MuSK
Best-in-Field Antibody Engineering
Best-in-Field Antibody Engineering
First-in-Class Antibodies
ARGX-119
Pipeline-in-a-Product Development
CMS, ALS Studies
Innovative Endpoint with MScan
Differentiated Patient Outcomes
Phase 1 Data Support POC Studies

Unique MuSK toolkit

- MuSK phosphorylation assays
- AChR clustering assays
- Various binding assays
- Various in vivo neuromuscular disease models including DOK7 CMS mice
- Human in vitro ALS NMJ co-cultures

ARGX-119

INNOVATION ECOSYSTEM

Extensive network of experts

LUMC Leids Universitair Medisch Centrum
NYU Langone Health
University of Oxford
TRICALS
Université de Montréal
neuro
CHEO
Massachusetts General Hospital
RAYA

Advancing science

nature
Science Translational Medicine

ARGX-119 Boosts Functioning of NMJs by Improving AChR Clustering

1. MuSK phosphorylates downstream signaling components
2. MuSK-induced clustering of AChRs and muscle contraction upon Acetylcholine binding
3. Retrograde/signal to stimulate presynaptic differentiation



MOTOR NEURON
AGRIN
Activation of MuSK by ARGX-119
LRP4
ACETYLCHOLINE
MuSK
AChR
MUSCLE
Dok7
RAPSYN
AGRIN
MuSK
ARGX-119
Acetylcholine
AChR

argenx

CMS Rationale

Early Neonatal Lethality and Disease Relapse are Rescued by ARGX-119 in DOK7 CMS mice

1. Diminished MuSK phosphorylation in DOK7 CMS
2. Leads to lethal weakness of diaphragm muscles
3. MuSK activation by ARGX-119 rescues phenotype



DOK7 CM mouse + ARGX-119
DOK7 CM mouse + Isotype mAb
Sacrifice
mAb injection
Weight (g)
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
32
Days
4
12
20
36
44
52
60
68
76
84
92
100
108
116
124
132
140
148
156
164
172
mAb
mAb
control animals sacrificed

argenx

ALS Rationale

Activation of MuSK Signaling Slows Muscle Denervation and Improves Motor Function

Slowdown of muscle denervation



Fully Innervated Synapses (%)
100
80
60
40
20
0
***
****
****
Age (days):
P90
P114
P138
P162
End Stage
anti-GP120
anti-MuSK
Before dosing

Improving motor system output



CMAP Amplitude Change (Normalized to First CMAP)
150
100
50
0
****
n=6 animals per group, faint grey and blue lines indicate the SEMs
0
1
2
3
4
5
Time (seconds)

In vivo model show: Delayed disease onset | Improvement in survival

Reference: Cantor et al. 2018; Pérez-Garcia et al. 2012; argenx internal data;

argenx

Path Forward for ARGX-119

CMS

Phase 1b to start in 4Q24

Proof of Biology
Intra-Patient Dosing

ALS

Phase 2a reALiSe to start in 4Q24

Innovation Within Discovery
MScan
(MScan-derived Motor Unit Number)

NATURAL HISTORY STUDY ONGOING

Immunology Innovation Program: Model of Co-Creation


Novel Disease Biology Insights
Foundational Immune Targets
Best-in-Field Antibody Engineering
First-in-Class Antibodies
Pipeline-in-a-Product Development
Differentiated Patient Outcomes

Immunology Innovation Program: Model of Co-Creation

ARGX-113

Efgartigimod

ARGX-117

Empasiprubart

ARGX-119

Foundational Immune Targets

First-in-Class Antibodies

Differentiated Patient Outcomes

ARGX-113

Leadership in FcRn

Novel Disease Biology Insights

Best-in-Field Antibody Engineering

Pipeline-in-a-Product Development

* as of Q1 2024


Novel Disease Biology Insights
Pioneering FcRn Biology
Foundational Immune Targets
FcRn
Best-in-Field Antibody Engineering
Unique Modulation of FcRn
First-in-Class Antibodies
Efgartigimod
Pipeline-in-a-Product Development
Pipeline-in-a-Product Development
Differentiated Patient Outcomes
>10,000* patients
on VYVGART

* as of Q1 2024

Unique FcRn toolkit

- Differentiating binding assays
- Predictive cellular assays
- Expert structural biology
- Innovative hFcRn/hAlbumin transgenic mouse models

EFGARTIGIMOD

INNOVATION ECOSYSTEM

Extensive network of experts

University of Southampton

Sanquin

Authera

Advancing Science

nature COMMUNICATIONS

JCI

JCI insight

frontiers in Immunology

cells

argenx

Efgartigimod Binds to FcRn in Same Formation As Endogenous IgG



Endogenous IgG interaction
Efgartigimod
Efgartigimod interaction
Albumin
β2-m
FcRn
IgG
Cell membrane
Efgartigimod
FcRn
B2M

FcRn, neonatal Fc receptor; IgG, immunoglobulin G.
1. Ulrichts P, et al. J Clin Invest. 2018;128:4372–4386; 2. Howard JF Jr, et al. Lancet Neurol. 2021;20:526–536; 3. VYVGART SmPC. Available at https://www.ema.europa.eu/en/documents/product-information/vyvgart-epar-product-information_en.pdf;
4. Knudsen Sand KM, et al. Front Immunol. 2015;5:1–21; 5. Ward ES, et al. Front Immunol. 2022;13:892534;

Efgartigimod is Unique Among FcRn Antagonists in How it Binds



Endogenous IgG
Efgartigimod
Full-length monoclonal anti-FcRn antibodies
Albumin
FcRn
IgG
Cell membrane
α1
α2
α3
β2-m
anti-FcRn

FcRn, neonatal Fc receptor; IgG, immunoglobulin G.

1. Ulrichts P, et al. J Clin Invest. 2018;128:4372–4386; 2. Howard JF Jr, et al. Lancet Neurol. 2021;20:526–536; 3. VYVGART SmPC. Available at https://www.ema.europa.eu/en/documents/product-information/vyvgart-epar-product-information_en.pdf;
4. Knudsen Sand KM, et al. Front Immunol. 2015;5:1–21; 5. Ward ES, et al. Front Immunol. 2022;13:892534;

argenx

Unique Binding of Efgartigimod Leads to Differentiated Intracellular FcRn Trafficking



hFcRn (%)
120
100
80
60
40
20
0
0
3
6
9
12
15
18
21
24
Incubation time (h)
Medium control
IgG1-WT
ARGX-113
Full mAb anti-FcRn 1
Full mAb anti-FcRn 2



Medium control
Fc-IgG1-WT
ARGX-113
Full mAb anti-FcRn 1
Full mAb anti-FcRn 2
0 h
3 h
6 h

No interference of efgartigimod with albumin binding and recycling

No degradation of FcRn induced by efgartigimod

Ma et al, 2024 (10.1172/jci.insight.176166)

argenx

Unique Binding of Efgartigimod Positively Impacts in vivo Albumin Levels and Safety Profile

Efgartigimod does not lead to albumin reductions in vivo



PBS
ARGX-113
Full length mAb anti-FcRn 1
Full length mAb anti-FcRn 2
HSA (% of baseline)
125
100
75
50
25
0
-15
-10
-5
0
5
10
15
20
25
30
35
Days post-injection

Efgartigimod treatment results in a favorable safety profile in the clinic

No albumin reduction

No edema, hyperlipidemia or muscle cramps

No aseptic meningitis

No clearance by anti-drug antibodies

Ma et al, 2024 (10.1172/jci.insight.176166)

argenx

Evolution of a Novel Target to a Novel Platform

FcRn



Novel Target

Efgartigimod



Pipeline in-a-Product

ARGX-213



Next Antagonist in FcRn Portfolio

ARGX-121 | ARGX-XXX



Sweeping Antibody Platform

argenx

Next Wave of First-in-class Immunology Targets

Karen Silence /// Preclinical Product Development

argenx

Deep Knowledge of FcRn Biology Builds New Pipeline Candidates

Leverage Albumin to Broaden FcRn Targeting Portfolio



Fc-ABDEG™
α-albumin VHH

ARGX-213

Leveraging Efgartigimod Backbone to Build New Class of Highly Potent Sweeping Molecules



IgA-targeting Fab
Fc-ABDEG™
XXX-Targeting Fab
Fc-ABDEG™
XXX-Targeting Fab
Fc-ABDEG™

ARGX-121 **ARGX-XXX** **ARGX-XXX**

argenx

Improving Pharmacokinetics of Efgartigimod Through Binding to Serum Albumin


FcRn
IgG
FcRn
Albumin
Albumin and IgG recycle via different binding sites
ARGX-213
Efgartigimod
α-albumin VHH


pH7.4
pH6.0
Lysosome

1. ARGX-213 adopts long albumin half-life
2. Pinocytosis
3. In endosomes, ARGX-213 prevents IgG binding to FcRn
4. IgG degraded in lysosomes
5. ARGX-213 recycles via FcRn or albumin

argenx

ARGX-213 is Designed For Optimal FcRn Binding and Equipped with Unique Features


Prototype
Albumin
FcRn
IgG
Cell membrane
Invention
Position VHH
ARGX-213 Two-armed
Invention
Valency VHH
Affinity VHH at pH 7.4 and pH 6.0
Linker length
ARGX-213

Prototype	ARGX-213 Two-armed	ARGX-213
✔ Enhanced PK	✔ Enhanced PK	✔ Enhanced PK
Sustained PD	✔ Sustained PD	✔ Sustained PD
Albumin sparing	Albumin sparing	✔ Albumin sparing

argenx

ARGX-213 Can Achieve Extended Dosing



100
80
60
40
20
0
IgG (%)
0
12
24
36
48
60
72
84
Time (day)
Efgartigimod, 10 mg/kg, weekly
ARGX-213, 12 mg/kg, weekly
ARGX-213, 24 mg/kg, biweekly
ARGX-213, 48 mg/kg, monthly

ARGX-213 has increased half-life compared to efgartigimod resulting in prolonged PD effect

Simulations predict potential for monthly dosing

10 mg/kg efgartigimod and 12 mg/kg ARGX-213 are equimolar doses ARGX-213 PK/PD model based on mouse and cyno data

argenx

Path Forward for ARGX-213

Finalize GLP Tox Study

Submit Clinical Trial Application 1H25

Phase 1 to Start in 2H25

argenx

Deep Knowledge of FcRn Biology Builds New Pipeline Candidates



Leverage Albumin to Broaden FcRn Targeting Portfolio
Fc-ABDEG™
α-albumin VHH
ARGX-213



Leveraging Efgartigimod Backbone to Build New Class of Highly Potent Sweeping Molecules
IgA-targeting Fab
Fc-ABDEG™
ARGX-121
XXX-Targeting Fab
Fc-ABDEG™
ARGX-XXX
XXX-Targeting Fab
Fc-ABDEG™
ARGX-XXX

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ARGX-121 Mode of Actions

I. FcRn-mediated IgA degradation

1. ARGX-121 binds to IgA (1-3 mg/ml)
2. Enhanced endocytosis of ARGX-121 IgA complex
3. Complex dissociates at pH 6.0 in endosomes
4. IgA is degraded in lysosomes
5. ARGX-121 recycles through enhanced FcRn binding at pH 6.0



1
pH7.4
5
2
pH6.0
3
4
Lysosome

II. Blocking of IgA:CD89 mediated signalling

- Monomeric IgA binds with low affinity to CD89 (FcαRI) but upon formation of immune complexes it binds with high avidity
- ARGX-121 blocks binding of IgA IC to CD89



CD89
IgA
ARGX-121

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ARGX-121 Innovative Design Breakthrough

Prototype
IgG1-LALAPG-ABDEG™


Albumin
β2-m
β2-m
FcRn
IgG
Cell membrane

pH-dependent target binding	++
Risk for making immune complexes	+++
FcRn degradation	++
FcRn occupancy	-
IgA depletion in cyno	+

Invention

Affinity at pH 7.4 and pH 6.0

FcRn degradation

ARGX-121 Two-armed


β2-m
β2-m

pH-dependent target binding	+++
Risk for making immune complexes	++
FcRn degradation	+
FcRn occupancy	+
IgA depletion in cyno	++

Invention

Immune complex formation

FcRn occupancy

ARGX-121 One-armed


β2-m
β2-m

pH-dependent target binding	+++
Risk for making immune complexes	-
FcRn degradation	-
FcRn occupancy	++
IgA depletion in cyno	+++

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ARGX-121 Rapidly and Drastically Impacts Circulating IgA Levels



IgA (% of baseline)
Time after 1st dose (day)
0
20
40
60
80
100
0
14
28
42
56
70
84
3 mg/kg weekly
10 mg/kg weekly
10 mg/kg every 2nd week
30 mg/kg monthly

- **>90% IgA reduction** within 1 week
- Enables **flexible dosing**
- Broad therapeutic **potential**

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ARGX-121 Pipeline-in-a-Product Potential

IgA is Fundamental in Many Diseases



CD89
IgA
ARGX-121

adapted from Chan et al. 2022



IgA nephropathy



IgA vasculitis



Celiac disease



Sjogren's disease
Rheumatoid arthritis
Systemic lupus erythematosus



- Linear IgA bullous disease
- Dermatitis herpetiformis
- Epidermolysis bullosa acquisita
- Mucous membrane pemphigoid
- Bullous pemphigoid

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Path Forward for ARGX-121

- Finalize GLP Tox study
- Submit Clinical Trial Application 1H25
- Phase 1 to start in 2H25

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Clinical Development

Luc Truyen, M.D., PhD /// Chief Medical Officer

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Clinical Development: Bridging Innovation and Unmet Patient Need


Bench
Clinic
Patient

Rapidly Scaling our Clinical Footprint

48 Clinical Studies

3,500 Cumulative Patients



as.factor(PHASE) 1 2 3 4 5
N=72
N=31
N=48
N=26
N=34
N=33
N=120
N=87
N=35
N=112
N=48
N=53
N=7
N=98
N=54
N=69
N=12
N=36
N=173
N=16
N=16
N=149
N=180
N=110
N=207
N=222
N=228
N=54
N=109
N=101
N=322
N=131
N=33
N=145
N=167
N=34
N=40
N=38
N=24
N=62
2016 2017 2018 2019 2020 2021 2022 2023 2024

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Pioneering in MG to Set New Standard for Treatment

2010 - 2017	2018	2019	2020	2021	2022	2023	2024	FUTURE
IgG lowering effect of efgartigimod		MSE >50% across studies	Equivalence of SC to IV	Value broadly recognized by payor bodies	Reduction in steroid use			*Earlier treatment lines Seronegative, Ocular*
Central role of IgG in MG	Extended clinical effect of cyclical dosing	Highest MG-ADL and QMG response	Positive benefit risk profile	Sustained responses across dosing schedules	Broadest safety database			*Market leader among advanced biologics*

- Therapeutic Apheresis and Dialysis — Liu et al, 2010
- JCI The Journal of Clinical Investigation — Ulrichts, 2017
- Neurology — Howard et al, 2019
- THE LANCET Neurology — Howard et al, 2021
- frontiers in Neurology — Howard et al, 2024
- Neurotherapeutics — Howard et al, accepted
- JCI The Journal of Clinical Investigation — Ward, 2024

Applying Our Innovation Approach to Clinical Development

Innovation

Evidence Generation

Build broadest data to guide treatment decisions for patients

Co-Creation

Patient Insights

Patient engagement in trial design and execution

Execution

Speed

Bring medicines to patients as quickly as possible

adapt myasthenia gravis study | adapt myasthenia gravis study | rho STUDY | alkivia | arda | iMMersioN Multifocal Motor Neuropathy

Ocular and Seronegative MG

adapt Oculus myasthenia gravis study

adapt SERON myasthenia gravis study

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Expanding MG Leadership Across Treatment Paradigm

Evidence Generation

ADAPT/ADAPT+

Real-world data

Patient Insights

Significant need

Lack of innovation

Speed

Efficient studies

Significant underserved population

Sjögren's Disease

rho STUDY

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Working to Reach Patients Faster

Evidence Generation

Depth of data from RHO study

Leveraging all FcRn data

Patient Insights

Endpoint selection

PRO measures

Speed

Phase 3 to start by end of 2024

Immune Mediated Myopathies (IMM)

alkivia

Idiopathic Inflammatory Myopathy Study

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One Study Across Multiple Myositis Subtypes

Evidence Generation

Subtype selection based on pathogenic IgG rationale

Patient Insights

Common TIS endpoint

Speed

Seamless Phase 2/3 Study with interim analysis

Multifocal Motor Neuropathy (MMN)

arda
Multifocal Motor Neuropathy Study

iMMersioN
Multifocal Motor Neuropathy

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Pioneering First-in-Class Novel MoA

Evidence Generation

Robust PoC from ARDA

EoP2: endpoint alignment

Patient Insights

Natural history study exceeds 100 patients to date

Speed

Leveraging Ph2 and iMMersioN to accelerate recruitment

CIDP is 4th Indication for Empasiprubart

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Developing a Winning Strategy in CIDP

Evidence Generation

Building on MMN data

Broadening knowledge in complement biology

Patient Insights

High medical need

Opportunity for multiple innovations

Speed

Registrational trial with interim analysis

Bringing Innovation to Patients



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Efgartigimod in Myositis

Leentje De Ceuninck, Ph.D. /// Senior Clinical Scientist

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Melissa
Living with Myositis

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Idiopathic Inflammatory Myopathies (IIM) or Myositis

Characteristics	Disease Burden
14 per 100,000 diagnosed	**Muscle weakness** and **Pain**
Mid-adult onset, more common in **females**	**Fatigue**
Increased mortality	**Large impact** on quality of life
No FDA-approved therapies across myositis subtypes	Corticosteroid **side effects**

Myositis subtypes mediated by autoantibodies:
immune-mediated necrotizing myopathy (IMNM), Antisynthetase syndrome (ASyS) and dermatomyositis (DM)


Melissa
Living with Myositis

Reference - 1. Meyer A, et al. Rheumatology. 2015; 54(1) 2. Lundberg I, et al. Nat Rev Dis Primers. 2021; 7(1)

Myositis Specific Autoantibodies (MSA) are Associated with Different Clinical Symptoms


MSA target different autoantigens
IMNM
ASyS
DM
SRP
HMGCR
*
Jo-1
PL-12
PL-7
other
Mi-2
MDA5
TIF1γ
NXP2
SAE
*
SRP: protein translation
HMGCR: cholesterol synthesis
tRNA synthetases
Mi2: transcriptional repressor
Others: IFN regulators
* 25 – 30%: Myositis associated antibodies (MAA) or antibodies against unidentified targets
Clinical symptoms
Dysphagia
Myocarditis
Interstitial lung disease
Skin rashes
Arthritis
Malignancy
Raynaud's phenomenon
Common hallmark: proximal muscle weakness

1. McHugh J, et al. *Nat Rev Rheum*. 2018; 14(5) 2. Lundberg I, et al. *Nat Rev Dis Primers*. 2021; 7(1)

Myositis Auto-antibodies are Pathogenic



Pathogenic auto-antibodies enter muscle fibers
Auto-antibodies induce IIM symptoms
DM
Merge
Autoantibodies
Nucleus
IFN Pathway Activation
DM antigen
DM Patient
Lung injury
C3c
IgG
IMNM
Lipid Accumulation
IMNM Patient
IMNM
Muscle weakness & necrosis
Clinical (human data)
Preclinical (mouse data)

1. Pinal-Fernandez I, et al. Ann Rheum Dis. 2024 (preprint) 2. Pinal-Fernandez I, et al. Ann Rheum Dis. 2023; 82(8) 3. Bergua C, et al. Ann Rheum Dis. 2019; 78(1) 4. Zaizen Y, et al. Respir Res. 2023; 24(1)

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IMNM Antibodies Trigger Muscle Damage and Impair Muscle Regeneration

Auto-antibodies:

1. Bind muscle fiber
2. Activate complement
3. Cause necrosis
4. Impair muscle regeneration



3
Myoblasts
4
Myofibre
Myotube
Membrane attack complex
SRP antigen
HMGCR antigen
C1q
1
2
Young myofibre
IMNM

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1. Figure adapted from: Allenbach Y, et al Nat Rev Rheum. 2020; 16(12) 2. Bergua C, et al. Ann Rheum Dis. 2019; 78(1) 3. Arouche-Delaperche L, et al Ann Neur. 2017; 81(4)

Efgartigimod Reduces IMNM Antibodies and Restores Mouse Muscle Function

Antibodies


Anti-HMGCR⁺ IgG aAbs titer (AU)
300
200
100
0
****
****
****
D0
D7
D11
D15
D18

Grip Strength


Δ grip strength (g)
0
-20
-40
D5
D10
D15
D20
**

Muscle Strength


Muscle strength (g) at day 18
200
150
100
50
0
ns
*
*
Control IgG
Anti-HMGCR⁺ IgG
Anti-HMGCR⁺ IgG + efgartigimod

↑ Efgartigimod treatment

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Efgartigimod Prevents Necrosis & Allows Regeneration of Muscle Fibers



Anti-HMGCR+ IgG
100µm
Anti-HMGCR+ IgG
+ efgartigimod
100µm
ns
*
ns (p=0.07)
number of necrotic fiber/mm²
1.0
0.8
0.6
0.4
0.2
0.0
ns
ns
**
number of centronucleated fiber/mm²
4
3
2
1
0

★ Regenerating muscle fiber

▲ Necrotic fiber

Necrosis

▲ Control IgG

■ Anti-HMGCR+ IgG

● Anti-HMGCR+ IgG + efgartigimod

Regeneration

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Julien S, et al. Rheumatology 2023; 62 (12)

Efgartigimod Leads to Full Regain of Muscle Function in the IMNM Mouse Model


Antibody Dependent Complement Dependent
MUSCLE DAMAGE
Cause necrosis
3
Myofibre
Membrane attack complex
C1q
1
Bind muscle fiber
2
Activate complement
Myoblasts
Myotube
SRP antigen
HMGCR antigen
Young myofibre
IMNM
4
Impair muscle regeneration
Antibody Dependent Complement Independent
MUSCLE REGENERATION

1. Figure adapted from: Allenbach Y, et al Nat Rev Rheum. 2020; 16(12) 2. Bergua C, et al. Ann Rheum Dis. 2019; 78(1) 3. Arouche-Delaperche L, et al Ann Neur. 2017; 81(4)

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Phase 2 / Phase 3 Adaptive Basket Trials with Efgartigimod in IMNM, ASyS, DM

alkivia
Idiopathic Inflammatory Myopathy Study



Phase 2 analysis
Phase 2
SCREENING
90 patients (24 weeks)
Phase 3
SCREENING
150 patients (52 weeks)
wk16
steroid taper
wk44
Open Label Extension
OR
Safety Follow Up

Adults

Active disease and muscle weakness despite stable dose of SoC

Weekly efgartigimod or PBO
+
background treatment

Phase 2 analysis

Go/NoGo per Myositis subtype

Primary endpoint: TIS

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Path Forward for Myositis

Seamless Phase 2 / Phase 3

Ongoing in IMNM, ASyS, DM

Phase 2 analysis By Year End 2024

Go / Go No decision on each subtype

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Efgartigimod in Sjögren's Disease

Julie Jacobs Ph.D /// Principal Scientist

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Lisa
Living with Sjögren's Disease

Sjögren's Disease

Characteristics	Disease Burden
3 years time to diagnosis	**5-10%** develop lymphoma
103 per 100,000 diagnosed	**Decreased** physical performance
55 years average age	**Depression** and **Fatigue**
14:1 female:male ratio	**Anxiety** and **Pain**
29-53% extra-glandular manifestations	Negatively impacting **daily activities**



Lisa
Living with Sjögren's Disease

Aguiñaga MDLG, et al. *Int J Appl Dent.* 2022; Brito-Zerón P, et al. *Nat Rev Dis Primers.* 2016; Negrini S, et al. *Clin Exp Med.* 2022; Ture HY et al. Life ; Omma A et al. Arch Med Sci 2018; Maciel G et al. Arthiris Care Res 2017

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Systemic Manifestations of Sjögren's Disease


Demyelinating Disorders
Interstitial Lung Disease
Glomerulo Nephritis
Poly-articular Arthritis
Cytopenia
Hypergammaglobulinemia
Fever
Enlarged Glands
Myositis
Cutaneous Vasculitis
Neuropathy
5% develop non-Hodgkin Lymphoma

No Approved Treatments to Target Underlying Disease

Primary Symptoms

Sicca Symptoms

Dry eye, mouth and vagina

Fatigue and Pain

Brito-Zerón P, et al. *Nat Rev Dis Primers*. 2016; Both T, et al. *Int J Med Sci*. 2017; Negrini S, et al. *Clin Exp Med*. 2022

Auto-antibodies are Key Players in Sjögren's Disease



APOPTOSIS
Epithelial cells
Glandular manifestations
TISSUE DAMAGE
Extraglandular manifestations
Autoantigen
Type 1 IFN
Type 1 IFN
Autoreactive B cell
CD4+ T cell
pDC*
MHC II
TCR
Plasma cell
Autoantibodies
Immune complexes

Pathogenicity of Autoantibodies

Abnormally elevated IgG levels and presence of IgG auto-antibodies (anti-Ro/anti-La)

Auto-antibody immune complexes induce and maintain type 1 IFN signature resulting in immune-activation and tissue damage

Mariette X et al. 2018; Nocturne G et al. 2018; Pringle S, et al. 2019

RHO Trial: Proof-of-Concept in Sjögren's Disease

rho STUDY

Screening Period
≤4 weeks

Treatment Period
Weekly - 24 weeks

Open-label Extension
48 weeks

Key inclusion criteria

- ACR/EULAR 2016 SjD diagnosed
- ESSDAI ≥5
- Anti-Ro+
- Residual (un)stimulated salivary flow

Placebo (n=9)

week 0 1 2 3 4 — 23 24

Efgartigimod IV 10mg/kg (n=22)

Efgartigimod IV 10mg/kg

Weekly or biweekly dosing depending on response

Treatment-free Follow-up Phase

Demographics and baseline characteristics

- Median age 49yo (29-70)
- ~ 5 years since diagnosis
- 68% of participants with ESSDAI ≥ 10
- Majority of patients on stable dose of hydroxychloroquine and/or low dose steroids
- 50% of patients with hypergammaglobulinemia (IgG>16 g/L)

Objectives to see consistency across measures

Primary endpoint
Proportion of responders to composite of relevant endpoints for Sjögren's disease (CRESS)

Secondary endpoints
Treatment effect on
- Systemic disease (ClinESSDAI, ESSDAI)
- Patient-reported outcome (ESSPRI)
- Composite endpoint (STAR)

Biomarkers
IgG, RF, auto-antibodies, Immune complexes, IFN, histology and complement

Primary Endpoint: CRESS

Systemic	Salivary Gland Function	Tear Gland Function	Serology	Patient-reported Outcome
ClinESSDAI: Low disease activity (<5)	Salivary gland ultrasound Unstimulated salivary flow rate	Ocular staining score Schirmer's test	IgG Rheumatoid Factor	ESSPRI

OBJECTIVE:
To demonstrate more CRESS responders (at least 3 out of 5 items) at week 24 in the active arm

Limitations

NOVEL ENDPOINT (IN VALIDATION)

Strengths

ACCOUNTS FOR HETEROGENEOUS DISEASE

Arends et al. The Lancet Rheumatology, 2021

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Efgartigimod Demonstrated Effect on Primary Endpoint CRESS


RESPONDER (%)
CRESS (≥ 3 out 5)
Efgartigimod
45%
Placebo
11%

34%

more responders on efgartigimod

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Observed Treatment Effect in 4 Items of CRESS


Efgartigimod
Placebo
RESPONDER (%)
80
60
50
40
30
20
10
0
59%
33%
36%
22%
27%
11%
86%
11%
32%
33%
Systemic
ClinESSDAI:
Low disease
activity (<5)
Salivary Gland Function
Salivary gland
ultrasound
Unstimulated
salivary flow rate
Tear Gland Function
Ocular
staining score
Schirmer's test
Serology
IgG
Rheumatoid
Factor
Patient-reported Outcome
ESSPRI

Secondary Endpoint: STAR


Systemic
Salivary Gland Function
Tear Gland Function
Serology
Patient-reported Outcome
ClinESSDAI: MCII ≥3 points
Salivary gland ultrasound
Unstimulated salivary flow rate
Ocular staining score
Schirmer's test
IgG
Rheumatoid Factor
ESSPRI

OBJECTIVE:
To demonstrate more STAR responders (at least 5 points) at week 24 in the active arm

CRESS ≥3 out 5	Requires response in 3 out of 5 items Responder systemic disease: ClinESSDAI < 5
STAR ≥ 5	Requires response on PRO and/or systemic disease Responder systemic disease: ClinESSDAI decrease ≥ 3

Seror R. et al. Ann Rheum Dis 2022

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Efgartigimod Demonstrated Effect on STAR


RESPONDER (%)
STAR (≥ 5)
Efgartigimod
55%
Placebo
33%

22%

more responders
on efgartigimod

Secondary Endpoint: ESSDAI


CNS
Pulmonary
Renal
Articular
Hematological
Biological
Lymphoma
PNS
Cutaneous
Muscular
Glandular
Constitutional

OBJECTIVE:
To demonstrate increased response rates on ESSDAI

Limitations

- HIGH PLACEBO RESONSES
- DOES NOT CAPTURE ALL DISEASE FEATURES

Strengths

- ESTABLISHED ENDPOINT WITH FOCUS ON SYSTEMIC DISEASE SEVERITY

Seror R, et al. RMD Open 2015

Efgartigimod Demonstrated Effect on ESSDAI



CNS
Pulmonary
Renal
Articular
Hematological
Biological
Lymphoma
PNS
Cutaneous
Muscular
Glandular
Constitutional
17%
73%
56%
RESPONDER (%)
MCII ≥ 3 POINTS
29%
73%
44%
RESPONDER (%)
≥ 4 POINTS
Efgartigimod
Placebo
ESSDAI

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Efgartigimod Shows Potential to Break Loop of Immune Activation and Tissue Damage

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Reduction IgG and Disease-Specific Auto-Antibody



IgG
Anti-Ro52
Change from baseline (%)
60
40
20
0
-20
-40
-60
-80
0
4
16
24
Time (weeks)

*Median ±IQR

Reduction Rheumatoid Factor



Change from baseline (%)
20
0
-20
-40
0
4
16
24
Time (weeks)

Reduction C1Q Immune Complexes



Change from baseline
5
0
-5
0
4
16
24
Time (weeks)

Reduction HOCEVAR Score on Salivary Gland Ultrasound



Change from baseline
HOCEVAR score
2
0
-2
-4
0
4
16
24
Time (weeks)

Efgartigimod   Placebo

Patient Narrative Confirms Effect of FcRn Inhibition with Efgartigimod



REDUCTION
IgG
Change from baseline (%)
0
-20
-40
-60
-80
BL
W4
W16
W24
REDUCTION
DISEASE-SPECIFIC
AUTOANTIBODIES
Ro60
La
REDUCTION
C1Q IMMUNE
COMPLEXES
C1Q [EQ/ML] actual values
20
10
REDUCTION
RHEUMATOID
FACTOR
RF (IU/ml)
Lower level
of quantification
RESPONDER ON STAR AND CRESS
REDUCED
SYSTEMIC
DISEASE
ClinESSDAI -10
GLANDULAR SWELLING NOW ABSENT
LYMPHADENOPATHY RESOLUTION
STEPWISE ARTICULAR IMPROVEMENT
IMPROVED
SALIVARY
FUNCTION
unstimulated salivary flow rate (g/min)
0.4
0.2
0.0
hyposalivation

Proof-of-Concept Established in Sjögren's Disease

60% IgG reductions consistent with other clinical trials

Reduction of auto-antibodies, immune complexes and rheumatoid factor

Increased response on composite endpoints (22-34%)

Response observed in 4 out of 5 items of CRESS

Improvement over time

Safe & well tolerated

IgG Reduction and Biomarker Data Correlate to Clinical Benefit


Consistency of Data Demonstrates Path Forward
rho STUDY
Phase 2 Nipocalimab Data
(DAHLIA Study)
Justifies
Advancement To a
Phase 3 Study
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112

Path Forward for Sjögren's Disease

End of Phase 2 Meeting ✓

Phase 3 to Start by End of 2024

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Sjögren's Disease

Moderated by: **Luc Truyen Ph.D., M.D.** /// Chief Medical Officer

Simon Bowman, Ph.D., M.B.B.S., F.R.C.P. /// Institute of Inflammation & Aging, University of Birmingham

Julie Jacobs Ph.D. /// Principal Scientist

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Sjögren's Disease

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Q&A

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Empasiprubart

Inge Van de Walle /// Research Fellow

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Brenda
Living with MMN

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Multifocal Motor Neuropathy (MMN)

Characteristics	Disease Burden
~1.5 years to diagnosis	**Muscle weakness** and **cramping**
Progressive and often **misdiagnosed as ALS**	**Difficulty** walking
Severe disability in **20%** of patients	**Impact** on social life, activities and work
IVIG only approved therapy	**Exhaustion** and **fatigue**


Brenda
Patient with MMN

Refs: Guimarães-Costa R et al. Presse Med. 2013. Beadon K et al. Curr Opin Neurol. 2018, Bozovic et al. J Neurol Sci 2019. Allen J et al. 2024 Mayo Clin Proc Innov Qual Outcomes

Empasiprubart

Novel C2-Specific Humanized Monoclonal Antibody With Mutations That Facilitate a Long Half-Life



Binds to C2 in a pH- and Ca2+-dependent manner
Mutations to **reduce effector functions**
NHance mutations for long half-life
Empasiprubart
(Auto) antibodies
Microorganisms
Classical
Lectin
Alternative
IgG
IgM
Mannose sugar
Foreign surface
C1qrs
MBL
C3
C4
C2
MASPs
CFB
CFD
C3 convertases
C5 convertases
Macrophage clearance
MAC
Inflammation
Membrane damage

FcRn, neonatal Fc receptor
1. Murphy K. Janeway's Immunobiology. 8th ed. Garland Science; 2012. 2. Sarma JV, Ward PA. Cell Tissue Res. 2011;343(1):227-235. 3. Van de Walle I, et al. Clin Immunol. 2021;147(4):1420-1429.
4. Hezareh M, et al. J Virol. 2001;75(24):12161-12168. 5. Vaccaro C, et al. Proc Natl Acad Sci. 2006;103(49):18709-18714.

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Complement Activation Drives Axonal Damage in MMN



Motor neuron
Axon
Node of Ranvier
Muscle
G1
Anti-GM1 IgM
Detached myelin
Displaced ion channel clusters
IgM-induced complement activation and deposition
GM2
GM1
Classical complement activation
C1q
C4
C2
C3 convertases
C5 convertases
IgM
GM1
MAC
Na⁺/K⁺ channels

New Learning
GM2 also plays role in subset of patients

Figure created with BioRender.com, adapted from Vlam L, et al. *Nat Rev Neurol.* 2011;8(1):48–58 and Sethe A, Cusick JK. In: StatPearls. Treasure Island (FL): StatPearls Publishing; 2023. https://www.ncbi.nlm.nih.gov/books/NBK555965/

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C2 Inhibition Improves Respiratory Function in vivo

C2 inhibition reduced structural injury to Schwann cell nodal membranes


MBP
C3c
AnkB
Naive control
anti-GM1 + isotype
anti-GM1 + Anti-C2

anti-GM1 antibody mediated complement attack on the Schwann cell membrane → Significant disruption at node of Ranvier (hall mark of MMN) w/o empaspribrubart

Empasiprubart significantly reduced injury to paranodal proteins and improves respiratory function in vivo


Naive control
Anti-GM1+isotype
Anti-GM1+anti-C2
ml/s
2
0
-2

anti-GM1 IgM antibody mediated complement attack resulted in decrease of tidal volume and increase of respiratory rate

empasiprubart resulted in improved respiratory function

Campbell CI et al, Brain Commun. 2022 Nov 23;4(6):fcac306

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Phase 2 Trial Design

arda
Multifocal Motor Neuropathy Study

Screening (≤28 days)

MMN diagnosis and IVIg dependency (if applicable)
assessed by MMN Confirmation Committee

Uncertain → **Optional IVIg dependency period** (≤15 weeks) → **IVIg monitoring period** (≤11 weeks)

Dependent → **IVIg monitoring period** (≤11 weeks)

Double-blinded Treatment Period

Cohort 1, n=16 (dosing regimen 1) — R 2:1 — Empasiprubart IV / Placebo IV

DSMB

Cohort 2, n=16 (dosing regimen 2) **lower dose empasiprubart** — R 2:1 — Empasiprubart IV / Placebo IV

16 weeks

→ Enter the 15-month treatment-free safety follow-up period

OR

Rollover to the long-term extension study (ARDA+)

Primary endpoint

Safety outcomes based on AE monitoring and other safety assessments (clinical laboratory tests)

Secondary and additional endpoints

- Time to first retreatment with IVIg
- Evaluation of efficacy measures
- Evaluation of productivity, treatment satisfaction and QoL measures
- Evaluation of PK, PD, and immunogenicity

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EFNS, European Federation of the Neurology Societies; IV, intravenous; IVIg, intravenous immunoglobulin; MCC, MMN Confirmation Committee; MMN, multifocal motor neuropathy; PNS, Peripheral Nerve Society
*IVIg dependency parameters are summarized in the key inclusion criteria; full details provided at https://www.clinicaltrials.gov/study/NCT05225675. †The length of the monitoring period will depend on an individual's IVIg dose frequency: dosed every 2 weeks–up to 35 days monitoring, dosed every 3 weeks–49 days monitoring, dosed every 4 weeks–63 days monitoring, dosed every 5 weeks–77 days monitoring. ‡Double-blinded treatment period will begin 7 days after final IVIg administration. Participants will be retreated with IVIg if there is a clinically meaningful deterioration in muscle strength and/or motor function.
1. ClinicalTrials.gov identifier: NCT05225675. Updated July 20, 2023. Accessed April 2024. https://www.clinicaltrials.gov/study/NCT05225675. 2. van der Pol, WL, et al. Poster presented at: NMSG Annual Scientific Meeting, September 22–24, 2023, Orlando, FL.

ARDA Study Results

Jeff Guptill /// Neuromuscular Franchise Lead Clinical Development

argenx

Empasiprubart Reduced Risk of IVIg Retreatment

Cohort 1



Probability of being retreated with IVIg
1.0
0.8
0.6
0.4
0.2
0.0
1 8 15 22 29 43 57 71 85 99 113
Time (Days)
At Risk
18 18 18 18 18 17 16 16 16 15 14
9 9 9 8 8 4 2 2 2 2 2

Reduced risk of IVIG retreatment by **91%**

Cohort 2



Probability of being retreated with IVIg
1.0
0.8
0.6
0.4
0.2
0.0
1 8 15 22 29 43 57 71 85 99 113
Time (Days)
At Risk
18 18 18 18 18 17 16 16 16 15 15
9 9 9 9 9 8 5 5 5 5 5

Reduced risk of IVIG retreatment by **84%**

■ Empasiprubart ■ Placebo

CI, confidence interval; DBTP, double blinded treatment period; IVIg, intravenous immunoglobulin.
*Time to first treatment with IVIg is defined as the time from last IVIg administration before randomization (including unscheduled visits) up to the first IVIg retreatment during the DBTP.

Empasiprubart Improved Grip Strength in Both Hands

IVIg Treatment → Clear Fluctuating Effect



Grip Strength Change from baseline : mean (+/- SE)
Relative Day

Grip Strength



Grip Strength Change from baseline : mean (+/- SE)
Relative Day

Patients at IVIG best

argenx

ARDA Participant Journey


IVIG
ARDA
Treatment
Grip Strength
mMRC
kPa
Sum Score
mMRC-10 Sum Score
mMRC-14 Sum Score
Week

argenx

Empasiprubart Improved Disease-Specific Activity Limitations Indicating Improvement in Functionality Levels

Change From Baseline of MMN-RODS Score by Treatment Group at Last Assessment During Treatment Period


IMPROVEMENT
COHORT - 1
COHORT - 2
MMN-RODS centile metric score change from DBTP baseline
40
20
0
-20
6
0
7.5
0
EMPASIPRUBART
PLACEBO

argenx

Are you able to:

- Read a book?
- Make a telephone call?
- Eat?
- Open and close a door?
- Dress your upper body?
- Brush your teeth?
- Drink out of mug/glass?
- Turn a key in a lock?
- Use knife/fork (spoon)?
- Clean after toilet?
- Fill in a form/write?
- Zip your trousers?
- Get money from cash machine?
- Do your own cooking?
- Pick up small object?
- Work on a computer?
- Do the bed?
- Fold laundry?
- Throw an object (e.g., ball)?
- Slice vegetables?
- Peel an apple/orange?
- Handle small objects (e.g., coin)?
- Tie your laces?
- Clip your finger nails?
- Button your shirt/blouse?

Empasiprubart Treated Patients Feel Better than their Best on IVIG

How much has your condition (MMN) changed as compared to the time you received the first treatment in this trial?


Cohort 1 — 94.4% improved
Cohort 2 — 83.3% improved
Percentage of Participants (%)
100
80
60
40
20
0
Empasiprubart
Placebo
Very much improved
Much improved
Minimally improved
No change
Minimally worse
Much worse
Very much worse

Consistent improvement observed for each dose of empasiprubart

argenx

PGIC, Patient Global Impression of Change

Path Forward for MMN

End of Phase 2 Meeting 3Q 2024

Phase 3 to Start in 4Q 2024

IMMERSION STUDY

argenx

Trials Ongoing with Empasiprubart

varvara
Delayed Graft Function Study

DGF

Delayed Graft Function

empacific
Dermatomyositis Study

DM

Dermatomyositis

argenx

Empasiprubart in Delayed Graft Function After Kidney Transplant

varvara
Delayed Graft Function Study

Biological Rationale


Empasiprubart
C4bC2b
C1qrs
IgM
C3
C3a
C5a
C5
MBL+MASPs
Allo-T cell
Recruitment
Cytokines/
Chemokines
TLR
C3aR1/
C5aR1
Neoantigen
Hypoxia
ROS
DAMPs
Cell
Damage

- Complement activation due to damaged endothelial
- Clear involvement of Classical and Lectin Pathways
- Blocking C2 improved kidney function

Disease Characteristics

- **40%** occurrence among cold kidney transplants
- Ischemia reperfusion injury (IRI) contributor to DGF
- Short and long-term graft negative effects
- **No current FDA-approved therapies**

Timeline Phase 2 ongoing

1. Pascual J, et al. *Am J Kidney Dis.* 2008;52(3):553-586. 2. Siglamas AR, et al. *Nat Rev Nephrol.* 2018;14(12):767-781.
3. Yarlagadda SG, et al. *Nephrol Dial Transplant.* 2009;24(3):1039-1047. 4. Castellano G, et al. *Am J Pathol.* 2018;176(4):1648-1659. 5. Horwitz JK, et al. *Clin Lab Med.* 2019;39(1):31-43.

Empasiprubart in Dermatomyositis

Complement Deposition in Biopsies


C1q
E
C4d
H
C4d
E
C4d
F

Disease Characteristics

- **Multifactorial, idiopathic inflammatory myopathy**
- **Progressive** and **symmetric** proximal muscle weakness
- **IVIg is only approved treatment**

Timeline Phase 2 study planned to start this year

Our Next Pipeline-in-a-Product Asset


arda
MMN
varvara
Delayed Graft Function Study
DGF
empacific
Dermatomyositis Study
DM
CIDP
...

argenx

argenx

MMN Disease

Moderated by: **Luc Truyen Ph.D., M.D.** /// Chief Medical Officer

Patrick Kwon, M.D. /// Clinical Associate Professor, Neurology, New York University Grossman School of Medicine

Jeff Guptill, M.D. /// Neuromuscular Franchise Lead Clinical Development

argenx

MMN Disease

argenx

Sustainable Commercial Engine

Karen Massey /// Chief Operating Officer

argenx

Reaching 50,000 Patients by 2030



Indication Launches
VYVGART
Empasiprubart
ARGX-119
50K
10K
BP
CMS
DM
CIDP
TED
Sjögren's
Myositis
MMN
oMG
snMG
CIDP
ITP
gMG
Wave 1: TODAY
Wave 2 (2026-2027)
Wave 3 (2028-2030)

MG Launch Set Standard on Commercial Excellence

Innovation

Evidence Generation

~50% MSE demonstrated across trials, sustained response across 9 cycles

Meaningful **steroid reduction**

adapt

Co-Creation

Empowering Patients

Direct to Consumer engagement

92% Brand awareness

My VYVGART Path

Execution

Speed

>2,700 US prescribers

#1 among advanced biologics

Approved across **3 continents** within one calendar year

>$1BN in year 2 of launch | **9 quarters of growth** | **>10,000 patients globally**

argenx

Future Drivers of Growth in MG

Innovation

Evidence Generation

adapt Oculus myasthenia gravis study

adapt SERON myasthenia gravis study

Co-Creation

Empowering Patients

Product Presentations



PFS

Autoinjector

Execution

Speed

Global Expansion

Expanding MG Opportunity


3.5X
~17K
AChR+
+11K
+7K
+25K
Up to
60K
PATIENTS
Addressable Market at Launch
Seronegative
Ocular
Growth in Biologics Share of Market
Total Addressable Market in 2030

VYVGART® VYVGART® Hytrulo

argenx

Innovation Builds Markets

MG Market Dynamics are Similar to MS

argenx



Multiple Sclerosis Market
Advanced Treatments
Legacy Treatments
14.5B
11%
89%
>6X growth
in advanced therapy share of market
68%
20.5B
32%
2012
2023

Over 10+ Year Period… Market Growth was Driven by

Novel mechanisms of action

Multiple launched assets

~15% prevalence increase

More Innovation = More Prescribers, Better Outcomes for More Patients

argenx market research

Early Excitement in CIDP

Rapid Execution

ean PNS

25% of key target physicians
reached in 14 days

First payor policies in principle

Early Adoption

Prescriber breadth and depth
~20% are new to VYVGART

My VYVGART Path

First patients on treatment

argenx

MMN: Opportunity to Build a Market

MMN Today

10K
PATIENTS

More Innovation =
More Prescribers,
Better Outcomes
For Patients

The argenx advantage

Innovation — **Natural History Study** to understand real-world experience

Co-creation — **Engagement with patients**
GBS|CIDP Foundation International

Execution — Deep **existing neurology relationships**

argenx

TED and Sjögren's Disease Represent MG Sized Opportunities

argenx

Path to Transforming Outcomes with Differentiated Treatments

Thyroid Eye Disease

100K Prevalence → **~80K** Chronic Patients

✓ Limitations of existing therapies, considering safety and efficacy

Sjögren's Disease

330K Prevalence → **~100K** Moderate to Severe

✓ No currently approved treatments to target underlying disease

*U.S. prevalence numbers; argenx market research

Vision 2030

5 New Molecules in Phase 3

10 Labeled Indications

50K Patients on Treatment

COMMITMENT TO OUR TRANSFORMATION MISSION

Continuous Pipeline of Innovation

Leadership in FcRn

Disciplined Scaling

argenx



Innovation has no meaning unless it reaches patients and provides real benefit

argenx

Q&A

Our Horizons


ARGX-213
(Anti-FcRn)
ARGX-109
(Anti-IL-6)
ARGX-121
(Anti-IgA)
ARGX-220
ARGX-XXX
New Molecule
New Molecule
New Molecule
CMS
Product Presentations
ARGX-119
(MuSK Agonist)
ALS
New Indications
MMN
Product Presentations
DGF
Empasiprubart
(Anti-C2)
New Indications
DM
CIDP
New Indications
gMG
ITP
Autoinjector
CIDP
PFS
snMG
SSc
oMG
AMR
Sjögren's
MN
TED
LN
BP
IMM
VYVGART
(efgartigimod alfa-fcab)
VYVGART Hytrulo
immunology innovation program
EARLY PIPELINE
LATE PIPELINE
COMMERCIAL

argenx